UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Marblegate Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

56608A 105

(CUSIP Number)

Andrew Milgram

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

Telephone: (212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56608A 105	13D	Page 1 of 12 pages

1	Names of Reporting Persons. Marblegate Acquisition LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,946,969
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,946,969
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,946,969 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.28%(1)
14	Type of Reporting Person (See Instructions) OO

(1)

Includes (i) 9,336,969 shares of the Issuer’s (as defined below) Class B common stock, $0.0001 par value (of which up to 1,507,500 shares are subject to forfeiture if the over-allotment option is not exercised in full by the underwriters in connection with the Issuer’s initial public offering), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value, at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-259422) and (ii) 610,000 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A common stock of the Issuer and one-half of one warrant to purchase one share of Class A common stock of the Issuer), acquired pursuant to a Private Placement Units Purchase Agreement by and between Marblegate Acquisition LLC (the “Sponsor”) and the Issuer.

CUSIP No. 56608A 105	13D	Page 2 of 12 pages

1	Names of Reporting Persons. Marblegate Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,946,969
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,946,969

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,946,969 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.28%(1)
14	Type of Reporting Person (See Instructions) OO

(1)

Includes (i) 9,336,969 shares of the Issuer’s (as defined below) Class B common stock, $0.0001 par value (of which up to 1,507,500 shares are subject to forfeiture if the over-allotment option is not exercised in full by the underwriters in connection with the Issuer’s initial public offering), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value, at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-259422) and (ii) 610,000 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A common stock of the Issuer and one-half of one warrant to purchase one share of Class A common stock of the Issuer), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer.

(2)

The Sponsor is the record holder of the securities reported herein. Marblegate Asset Management, LLC (“MAM”) is the managing member of the Sponsor and each of Andrew Milgram and Paul Arrouet are managing partners of MAM. Messrs. Milgram and Arrouet may be deemed to have shared beneficial ownership of the shares held by the Sponsor by virtue of their control over the Sponsor, as managing partners of the Sponsor’s managing member. Messrs. Milgram and Arrouet each disclaims beneficial ownership of the common stock held by the Sponsor other than to the extent of his pecuniary interest in such shares.

CUSIP No. 56608A 105	13D	Page 3 of 12 pages

1	Names of Reporting Persons. Andrew Milgram
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,946,969
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,946,969

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,946,969 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.28%(1)
14	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 9,336,969 shares of the Issuer’s (as defined below) Class B common stock, $0.0001 par value (of which up to 1,507,500 shares are subject to forfeiture if the over-allotment option is not exercised in full by the underwriters in connection with the Issuer’s initial public offering), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value, at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-259422) and (ii) 610,000 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A common stock of the Issuer and one-half of one warrant to purchase one share of Class A common stock of the Issuer), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer.

(2)

The Sponsor is the record holder of the securities reported herein. MAM is the managing member of the Sponsor and each of Andrew Milgram and Paul Arrouet are managing partners of MAM. Messrs. Milgram and Arrouet may be deemed to have shared beneficial ownership of the shares held by the Sponsor by virtue of their control over the Sponsor, as managing partners of the Sponsor’s managing member. Messrs. Milgram and Arrouet each disclaims beneficial ownership of the common stock held by the Sponsor other than to the extent of his pecuniary interest in such shares.

CUSIP No. 56608A 105	13D	Page 4 of 12 pages

1	Names of Reporting Persons. Paul Arrouet
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,946,969
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,946,969

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,946,969 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.28%(1)
14	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 9,336,969 shares of the Issuer’s (as defined below) Class B common stock, $0.0001 par value (of which up to 1,507,500 shares are subject to forfeiture if the over-allotment option is not exercised in full by the underwriters in connection with the Issuer’s initial public offering), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value, at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-259422) and (ii) 610,000 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A common stock of the Issuer and one-half of one warrant to purchase one share of Class A common stock of the Issuer), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer.

(2)

The Sponsor is the record holder of the securities reported herein. MAM is the managing member of the Sponsor and each of Andrew Milgram and Paul Arrouet are managing partners of MAM. Messrs. Milgram and Arrouet may be deemed to have shared beneficial ownership of the shares held by the Sponsor by virtue of their control over the Sponsor, as managing partners of the Sponsor’s managing member. Messrs. Milgram and Arrouet each disclaims beneficial ownership of the common stock held by the Sponsor other than to the extent of his pecuniary interest in such shares.

CUSIP No. 56608A 105	13D	Page 5 of 12 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Marblegate Acquisition Corp., a Delaware corporation (the “Issuer”) whose principal executive offices are located at c/o Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, NY 10105.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Marblegate Acquisition LLC (“Sponsor”);

Marblegate Asset Management, LLC (“MAM”);

Andrew Milgram; and

Paul Arrouet.

Sponsor and MAM are each organized under the laws of the State of Delaware. Messrs. Milgram and Arrouet are each a citizen of the United States. The address for the principal business office of the Sponsor is c/o Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, NY 10105. The address for the principal business office of each of MAM and Messrs. Milgram and Arrouet is 5 Greenwich Office Park, Suite 400, Greenwich, CT 06831.

The principal occupation of Messrs. Milgram and Arrouet is Managing Partners of MAM and its affiliated entities. Mr. Milgram is also the CEO and Executive Director of the Issuer, and Mr. Arrouet is the President and Executive Director of the Issuer. The principal business of each of the other Reporting Persons is investing in securities, including the securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $6,100,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

CUSIP No. 56608A 105	13D	Page 6 of 12 pages

Item 4.	Purpose of Transaction

Founder Shares

In January 2021, Sponsor purchased 8,625,000 founder shares, classified as shares of Class B common stock, for an aggregate purchase price of $25,000. In September 2021, the Issuer effected a stock dividend of 0.3694 shares for each share of Class B common stock outstanding, resulting in Sponsor holding 11,810,833 founder shares (the “Founder Shares”). The Founder Shares will automatically convert into shares of Common Stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

On October 5, 2021, in connection with the closing of the Issuer’s initial public offering (“IPO”), Sponsor transferred 2,473,864 Founder Shares to various anchor investors pursuant to investment agreements by and among the Issuer, Sponsor and each anchor investor as described in the Issuer’s registration statement on Form S-1 (File No. 333-259422) under the heading “Summary - The Offering - Expressions of Interest.”

Placement Units

On October 5, 2021, as part of a private placement units purchase agreement dated September 30, 2021 (the “Unit Purchase Agreement”), Sponsor purchased 610,000 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $6,100,000. Each Placement Unit consists of one share of Common Stock (“Placement Share”) and one-half of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant is non-redeemable and exercisable to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment, during the period commencing on the later of (i) 12 months from the date of the closing of the IPO and (ii) 30 days following the consummation of the Business Combination.

The foregoing description of the Unit Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor has agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Common Stock in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to offer redemption rights in connection with the Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Common Stock if the Issuer does not complete the Business Combination within 15 months from the closing of its IPO or (B) with respect to any other business combination activity, (iii) waive its rights to liquidating distributions from the trust account with respect to their Founder Shares and Placement Shares if the Issuer fails to complete the Business Combination within 15 months from the closing of the IPO, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Common Stock it holds if the Issuer fails to complete the Business Combination within the prescribed time frame and (iv) not sell any of its Founder Shares, Placement Shares, or Common Stock to the Issuer in any tender offer undertaken by the Issuer in connection with the Business Combination.

CUSIP No. 56608A 105	13D	Page 7 of 12 pages

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Common Stock purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public stockholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding shares of Common Stock voted are voted in favor of the Business Combination.

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any Common Stock issuable upon the exercise of Placement Warrant, any Common Stock issuable upon the conversion of the Founder Shares, and any Common Stock that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

CUSIP No. 56608A 105	13D	Page 8 of 12 pages

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their representatives to the Issuer’s board of directors may engage in discussions with management, the Issuer’s board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to

CUSIP No. 56608A 105	13D	Page 9 of 12 pages

direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 42,720,833 shares of Common Stock outstanding as of October 5, 2021, which includes: (i) 30,000,000 shares of Common Stock issued in the IPO, (ii) 910,000 shares of Common Stock included in the Placement Units, and (iii) 11,810,833 shares of Common Stock issuable upon conversion of the Founder Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Marblegate Acquisition LLC	9,946,969	23.28%	9,946,969	0	9,946,969	0
Marblegate Asset Management, LLC	9,946,969	23.28%	0	9,946,969	0	9,946,969
Andrew Milgram	9,946,969	23.28%	0	9,946,969	0	9,946,969
Paul Arrouet	9,946,969	23.28%	0	9,946,969	0	9,946,969

The securities reported above are held of record by Sponsor and include: (i) 610,000 shares of Common Stock included in the Placement Units, and (ii) 9,336,969 shares of Common Stock issuable upon conversion of the Founder Shares.

Sponsor is the record holder of the securities reported herein. MAM is the managing member of Sponsor, and Andrew Milgram and Paul Arrouet are managing partners of MAM. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Messrs. Milgram and Arrouet each disclaims beneficial ownership of the securities held by the Sponsor other than to the extent of his pecuniary interest in such securities.

(c) The Reporting Person has not effected any transactions in the Common Stock during the 60 days preceding the date of this report, except as described in this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Unit Purchase Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

CUSIP No. 56608A 105	13D	Page 10 of 12 pages

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Letter Agreement, dated September 30, 2021, by and among the Issuer, its officers, its directors and Sponsor. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed October 5, 2021).

3	Registration Rights Agreement, dated September 30, 2021, by and between the Issuer, Sponsor and certain other securityholders. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed October 5, 2021).

4	Unit Purchase Agreement, dated September 30, 2021, by and between the Issuer and Sponsor. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed October 5, 2021).

CUSIP No. 56608A 105	13D	Page 11 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 15, 2021

MARBLEGATE ACQUISITION LLC
By: Marblegate Asset Management, LLC, its managing member

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title: Managing Partner

MARBLEGATE ASSET MANAGEMENT, LLC

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Managing Partner

ANDREW MILGRAM

/s/ Andrew Milgram

PAUL ARROUET

/s/ Paul Arrouet